May 21, 2010

Via EDGAR and Telecopier to (703) 813-6963
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.

Re:	Quest Diagnostics Incorporated
Definitive Proxy Statement on Schedule 14A
Filed April 2, 2010
File No. 001-12215

Dear Mr. Reynolds:

We acknowledge receipt of your letter dated May 7, 2010 to Dr. Surya Mohapatra of Quest Diagnostics Incorporated (the “Company”) regarding the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Proxy Statement filing identified above. Set forth below is the Company’s response to the Staff’s comment.

Governance Committee, page 11

1.	In future filings, please describe how you consider diversity in identifying nominees for director. See Item 407(c)(2)(vi) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. The Company respectfully submits that the Proxy Statement included, on page 8, under the heading “Board Nomination Process,” a description of how the Governance Committee considers diversity in identifying nominees for director. An excerpt containing the relevant text from the Proxy Statement (in italics) is set forth below for the Staff’s convenience. The Company respectfully submits that this disclosure satisfies the requirements of Item 407(c)(2)(vi) of Regulation S-K.

Excerpt from Proxy Statement, page 8

Board Nomination Process

  The Governance Committee is responsible for reviewing with the Board, on an annual basis, the composition of the Board as a whole and whether the Company is being well served by the directors, taking into account each director’s independence, skills, experience, availability for service to the Company and other factors the Governance Committee deems appropriate. The Governance Committee is responsible for recommending director nominees to the Board, including renomination of persons who are already directors. The Governance Committee does not set specific, minimum qualifications that nominees must meet in order for the Governance Committee to recommend them to the Board, but rather believes that each nominee should be evaluated based on his or her own merits, taking into account the Company’s needs and the composition of the Board. Recommendations are made by the Governance Committee in accordance with the Company’s Corporate Governance Guidelines, which set forth the Board’s philosophy regarding Board composition and identify key qualifications and other considerations. The Governance Committee believes that the Board should be comprised of individuals whose backgrounds and experience complement those of other Board members, and also considers whether a prospective nominee promotes a diversity of talent, skill, expertise, background, perspective and experience, including with respect to age, gender, ethnicity, place of residence and specialized experience. The Governance Committee does not assign specific weights to particular criteria and nominees are not required to possess any particular attribute. The key qualifications and other considerations set forth in the Company’s Corporate Governance Guidelines are set forth below. (emphasis added)

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments, or any changes made to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any further action with respect to the Company’s filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s response, or if you require additional information, please feel free to contact me at 973-520-2116.

Very truly yours,

/s/ William J. O’Shaughnessy, Jr.
William J. O’Shaughnessy, Jr.
Assistant General Counsel and
Corporate Secretary

Cc:	Damon Colbert, U.S. Securities and Exchange Commission
David Link, U.S. Securities and Exchange Commission
Surya N. Mohapatra, Chairman of the Board, President and Chief Executive Officer
Robert A. Hagemann, Senior Vice President and Chief Financial Officer
Michael E. Prevoznik, Senior Vice President and General Counsel
Stephen T. Giove, Shearman & Sterling, LLP
Donald T. Brenner, PricewaterhouseCoopers LLP